Exhibit 99.1

Electra Meccanica Reports First Quarter 2019 Financial Results

Company Lays Groundwork for Mass Production of SOLO at Zongshen Production Facility in Chongqing, China in 2H 2019

VANCOUVER, British Columbia, May 07, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today reported its financial results for the first quarter ended March 31, 2019.

Recent Highlights:

•Commenced production of the SOLO electric vehicle at the Zongshen production facility in Chongqing, China.  In the first quarter of 2019, the Company produced 20 single passenger SOLO electric vehicles at the Zongshen facility, which have all been shipped to North America.

•Completed USD$12.0 million common stock only, registered direct financing with institutional investors in  March 2019 to further the design and development of the SOLO and the Tofino, as well as for general  corporate purposes.

•Was granted an additional patent in China for proprietary battery cartridge design underlying the SOLO EV, expanding Electra Meccanica’s intellectual property portfolio to 25 invention and design patent assets that   have been filed or issued.

•Hosted a grand opening ceremony of the Zongshen SOLO electric vehicle production facility in Chongqing, China, with attendance from the Electra Meccanica Executive Team, Board of Directors, Zongshen Chairman, Zongshen Senior Executive Management, Zongshen factory management and the Canadian and U.S. Consuls General.

•Secured a multi-year promotional program with Apollo Brands to use the SOLO single passenger EV for distribution of Apollo’s products to their retail partners throughout Colorado.

•Showcased the SOLO EV at the Advanced Clean Transportation EXPO, one of the largest events for clean fuels and new transportation technologies.

First Quarter 2019 Financial Summary

•Cash and cash equivalents and short-term deposits were CAD$30,696,299 million as of March 31, 2019, compared with CAD$18,926,933 million as of December 31, 2018. The increase in cash was primarily due to a registered direct offering the Company completed in March 2019, which generated USD$12.0 million in gross proceeds. Additionally, there were also warrant exercises during the quarter.

•Cash used in operations in the quarter ended March 31, 2019 was CAD$6,638,879 million, compared with   cash used in operations of CAD$2,300,191 million in the same year-ago quarter.

•Total revenue for the three months ended March 31, 2019, was CAD$101,404, compared to revenue of CAD$166,133 in the same year-ago quarter. The revenue results from sales of custom cars by the Company’s subsidiary and the decrease in revenue was due to orders being put on hold for additional research and development that was being done for the eroadster.

•General and administrative expenses for the three months ended March 31, 2019, were CAD$1,912,675  million, compared to CAD$975,217 million in the same year-ago quarter. This increase is primarily due to increased rent and office expenses, legal and professional fees, consulting fees, investor relations and increased salary expenses.

•Research and development expenses increased to CAD$1,643,595 million for the three months ended March 31, 2019, compared to CAD$1,560,177 million in the same year-ago quarter. This is primarily due to costs related to further product development of the SOLO and the development of the Tofino.

•Operating loss for the three months ended March 31, 2019 increased to CAD$6,266,493 million, compared to an operating loss of CAD$3,592,822 million in the same year-ago quarter.

•Net loss for the three months ended March 31, 2019 was CAD$20,629,865 million, compared to CAD$2,403,974 million in the same year-ago quarter. The main factor for the increase was the loss related to the changes in the fair value of the derivative liability of $14,066,610, caused by warrants priced in U.S.   dollars, while the Company’s functional currency is in Canadian dollars.

Management Commentary

“The first quarter of 2019 was marked by sustained foundation building, as we continued to prepare for the mass production ramp that we expect to take place in the second half of 2019,” said Jerry Kroll, CEO  of  Electra Meccanica. “We continued early-stage production at our state-of-the-art production facility in Chongqing, China with our strategic partner, while laying the groundwork to allow for automated mass production later this year.

“We continue to receive immense demand for our SOLO EV and discover exciting new commercial use-cases for   the vehicle nearly every day. From carshare to delivery opportunities, the commercial possibilities for the SOLO are enormous. As of March 31, we had 64,379 vehicle pre-orders and expect that number to grow with deliveries and an increased presence on the roads of California, Washington and Oregon.

“With our robust IP portfolio, and a critical sales and service infrastructure in place at our corporatedealership in Los Angeles, we are laser focused on ramping our capital-light production capabilities with our strategic partner. We believe that the SOLO will become a cultural phenomenon, revolutionizing commuting and establishing a new   market segment, making transportation both sustainable and affordable for all. I look forward to executing upon the incredible opportunity in front of us and creating long-term value for our valued shareholders,” concluded Kroll.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all- electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the   Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of   risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney (310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik Managing Director

MZ Group - MZ North America (949) 385-6449

greg.falesnik@mzgroup.us www.mzgroup.us

ElectraMeccanica Vehicles Corp.

Condensed Unaudited and Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Note	March 31, 2019	December 31, 2018
ASSETS Current assets
Cash and cash equivalents	3	$ 30,696,299	$ 18,926,933
Receivables	4	1,121,597	1,190,689
Prepaid expenses		4,156,882	2,268,776
Inventory		862,425	420,737
		36,837,203	22,807,135
Non-current assets Restricted cash		109,816	110,707
Plant and equipment	5	7,477,398	5,323,766
Goodwill and other intangible assets	6	1,229,831	1,239,123
TOTAL ASSETS		$ 45,654,248	$ 29,480,731
LIABILITIES Current liabilities Trade payables and accrued liabilities	7	$981,254	$1,262,861
Customer deposits		361,132	303,076
Construction contract liability		67,675	99,707
Shareholder loan		5,191	6,230
Deferred income tax		107,038	149,794
Current portion of lease liabilities	8	642,935	-
		2,165,225	1,821,668
Non-current liabilities Derivative liability1	9	18,212,352	4,752,875
Lease liabilities	8	1,414,109
TOTAL LIABILITIES		21,791,686	6,574,543
EQUITY Share capital	10	66,205,863	46,622,299
Deficit		(52,003,562)	(31,373,697)
Reserves		9,660,261	7,657,586
TOTAL EQUITY		23,862,562	22,906,188
TOTAL LIABILITIES AND EQUITY		$ 45,654,248	$ 29,480,731

ElectraMeccanica Vehicles Corp.

Condensed Unaudited and Consolidated Statements of Comprehensive Loss (Expressed in Canadian dollars)

		Three months ended
	Note	March 31,2019	March 31,2018

Revenue	$ 101,404		$ 166,133
Cost of revenue	96,152		102,668
Gross profit	5,252		63,465

Operating expenses

Amortization	5	268,682	51,029
General and administrative expenses	12	1,912,675	975,217
Research and development expenses	13	1,643,555	1,560,177
Sales and marketing expenses	14	372,000	279,630
Stock-based compensation expense	10	1,999,992	790,234
Share-based payment expense	10	74,841	-
		(6,271,745)	(3,656,287)
Loss before other items		(6,266,493)	(3,592,822)
Other items Interest expense		31,853	-
Changes in fair value of derivative liability	9	14,066,610	(1,166,027)
Other income		(39,545)	-
Foreign exchange loss (gain)		347,210	(22,821)
Loss before taxes		(20,672,621)	(2,403,974)
Income tax recovery		(42,756)	-
Net loss		(20,629,865)	(2,403,974)
Other comprehensive income – foreign currency translation		(2,683)	-
Comprehensive loss		$ (20,627,182) $	(2,403,974)
Loss per share – basic and fully diluted		$ (0.62) $	(0.10)
Weighted average number of shares outstanding – basic and fully diluted	10	33,044,040	24,468,974

Source: Electra Meccanica Vehicle Corp